Registration Number 333-123783
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)
31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota (Address of principal executive offices)	55402 (Zip Code)
Claude Acoba
U.S. Bank National Association
633 W. 5TH Street, 24th Floor
Los Angeles, CA 90071
(213) 615-6001
(Name, address and telephone number of agent for service)
Molina Healthcare, Inc.
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-4204626 (I.R.S. Employer Identification No.)

One Golden Shore Drive, Long Beach, CA (Address of Principal Executive Offices)	90802 (Zip Code)
Convertible Senior Notes
(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.
a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Trustee is authorized to exercise corporate trust powers.

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

In answering this item, the trustee has relied, in part, upon information furnished by the obligor and the underwriters, and has also examined its own books and records for the purpose of answering this item.

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.
1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.*

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached hereto as Exhibit 6.

7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is annexed hereto as Exhibit 7 and made a part hereof.

*	Incorporated by reference to Registration Number 333-67188.

A copy of the Articles of Association of the trustee, as now in effect, a certificate of authority to commence business, a certificate of authority to exercise corporate trust powers and existing bylaws of the Trustee are on file with the Securities and Exchange Commission as Exhibits with corresponding exhibit numbers to the Form T-1 of Structured Obligations Corporation, filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, on November 16, 2001 (Registration No. 333-67188), and are incorporated herein by reference.

NOTE
     The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors.
SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, State of California on the 3rd of October, 2007.

U.S. BANK NATIONAL ASSOCIATION, as Trustee
By:	/s/ Claude Acoba
Name:	Claude Acoba
Title:	Assistant Vice President

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Exhibit 6
CONSENT
     In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.
Dated: October 3, 2007

U.S. BANK NATIONAL ASSOCIATION, as Trustee
By:	/s/ Claude Acoba
Name:	Claude Acoba
Title:	Assistant Vice President

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Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 06/30/2007
($000’s)
06/30/2007

Assets
Cash and Due From Depository Institutions	$6,570,622
Federal Reserve Stock	0
Securities	38,972,163
Federal Funds	3,771,433
Loans & Lease Financing Receivables	144,255,624
Fixed Assets	1,910,922
Intangible Assets	12,181,700
Other Assets	13,363,411

Total Assets	$221,025,875

Liabilities
Deposits	$133,727,871
Fed Funds	4,419,451
Treasury Demand Notes	7,330,993
Trading Liabilities	241,301
Other Borrowed Money	38,213,977
Acceptances	0
Subordinated Notes and Debentures	7,697,466
Other Liabilities	7,434,860

Total Liabilities	$199,065,919

Equity
Minority Interest in Subsidiaries	$1,537,943
Common and Preferred Stock	18,200
Surplus	12,057,531
Undivided Profits	8,346,282

Total Equity Capital	$21,959,956

Total Liabilities and Equity Capital	$221,025,875

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